July 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0213

Re:	Blue Gold Limited – Registration Statement on Form F-1 (File No. 333-288744)

Ladies and Gentlemen:

Please accept this letter as an amendment to the Registration Statement on Form F-1 (File No. 333-288744) filed with the Securities and Exchange Commission on July 18, 2025, to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions, please contact Brian D. Hirshberg (212-506-2176) of Mayer Brown LLP.

Sincerely,

/s/ Andrew Cavaghan
Andrew Cavaghan Chief Executive Officer Blue Gold Limited